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                               March 22, 2022

       Jeffrey L. Vigil
       Vice President - Finance and Chief Financial Officer
       Westwater Resources, Inc.
       6950 S. Potomac Street, Suite 300
       Centennial, Colorado 80112

                                                        Re: Westwater
Resources, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 11,
2022
                                                            File No. 001-33404

       Dear Mr. Vigil:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Item 1. Description of Business
       Key Business and Corporate Developments in 2021
       Definitive Feasibility Study on the Coosa Plant, page 9

   1. We note your statements concerning a Definitive Feasibility Study (DFS) in this section and elsewhere in your
filing. Terms such as full, final, comprehensive, bankable, or definitive feasibility
study may be regarded as equivalent to a feasibility study as defined per Item1300 of
Regulation S-K. Unless your DFS is fully compliant with the definition per Item 1300 of
Regulation S-K, please rename or remove references to this study throughout your filing
and remove all economic metrics associated with the DFS. See
                                                        Items 1300 and 1302(e)
of Regulation S-K.
       Item 2. Properties
       Coosa Deposit, page 29
 Jeffrey L. Vigil
Westwater Resources, Inc.
March 22, 2022
Page 2

2. Please locate the Coosa deposit within one-mile using an easily recognizable coordinate system as required by Item 1304(b)(1)(i) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact George K. Schuler at 202-551-3718 if you have questions regarding the engineering comments or Ethan Horowitz at at 202-551-3311 with any other questions.



FirstName LastNameJeffrey L. Vigil                           Sincerely,
Comapany NameWestwater Resources, Inc.
                                                             Division of
Corporation Finance
March 22, 2022 Page 2                                        Office of Energy &
Transportation
FirstName LastName